

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

Via E-mail
Mr. Vincent J. Milano
President and Chief Executive Officer
Viropharma Incorporated
730 Stockton Drive
Exton, Pennsylvania 19341

> **Re:** **Viropharma Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for Quarterly Period Ended September 30, 2012**
> **Filed October 25, 2012**
> **File No. 000-21699**

Dear Mr. Milano:

We have reviewed your December 14, 2012 response to our December 6, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements
Note 10. Acquisitions, License and Research Agreements, page 127

1. Please refer to prior comment two. Given the significance of recorded Cinryze product rights and your estimate of their useful life extends well beyond the associated exclusivity period, please provide us proposed disclosure to be included within "impairment of long-lived assets" section of your critical accounting policies in future filings. In your proposed disclosure, consider indicating the carrying amount, estimated useful life and number of years of the estimated useful life that extend beyond the exclusivity period for the Cinryze product rights and describing your rationale for the

useful life for these product rights, particularly the expected nature of the post exclusivity landscape for Cinryze and why it is not likely to face future competition.

Form 10-Q for Quarterly Period Ended September 30, 2012
Consolidated Financial Statements
Note 4. Intangible Assets, page 13

2. Please refer to prior comment three. Please provide us the information included in your response as proposed disclosure to be included within "impairment of long-lived assets" section of your critical accounting policies in future filings to support why the Vancocin related intangible assets were not impaired. In particular in your proposed disclosure, indicate the carrying amount of the intangible assets, their estimated useful life, the effect that the rapid decline in Vancocin sales in the third quarter of 2012 had on "the sum of the undiscounted cash flows expected from the use and eventual disposition" of these intangible assets and why the ongoing market conversion from the branded to generic versions of this product is expected to have only had a "short term impact" on your future sales.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant